Exhibit 99.3

Glory Star Reports First Half Year 2023 Unaudited Financial Results

BEIJING, August 10, 2023 /PRNewswire/ -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star”, the “Company” or “we”), a leading digital media platform and content-driven e-commerce company in China, today announced its unaudited financial results for the first half year of 2023 ended June 30, 2023.

First Half 2023 Operating Highlights

●	Downloads of the CHEERS Apps increased to approximately 395 million as of June 30, 2023, representing an increase of 23% compared to approximately 320 million as of June 30, 2022.

CHEERS Video

●	Monthly Active Users (“MAU”) of the CHEERS Video app increased to approximately 49.8 million from 45.8 million in the same period of 2022, representing an increase of 9%.

●	Daily Time Spent (“DTS”) on CHEERS Video was approximately 51 minutes.

CHEERS e-Mall

●	MAU of the CHEERS e-Mall app increased to approximately 4.6 million from 3.0 million in the same period of 2022, representing an increase of 53%.

●	Repurchase Rate (“RPR”) for CHEERS e-Mall was approximately 39%.

CheerReal

●	MAU of the CheerReal app was approximately 1.2 million.

●	Number of Digital Art Collections listed on CheerReal platform was 350 units.

First Half 2023 Key Operating Results

The Company monitors the following key metrics to evaluate the growth of its business, measure the effectiveness of its marketing efforts, identify trends affecting its business, and make strategic decisions.

Downloads. We view the number of downloads at the end of a given period as a key indicator of the attractiveness and usability of our CHEERS Apps. As of June 30, 2023, downloads of our CHEERS Video, e-Mall and CheerReal apps in total were approximately 395 million, representing an increase of 23% compared to approximately 320 million as of June 30, 2022.

MAU. MAU is defined as a user who has logged in or accessed the Company’s CHEERS Apps. We calculate MAU using internal company data based on the activity of the user account and as adjusted to remove “duplicate” accounts. MAU is a tool that our management uses to manage their operations. In particular, our management sets targets of MAU and monitors the MAU to see whether to make adjustments as to the promotional activities, advertising campaign, and/or online video contents. For the six months ended June 30, 2023, the average MAU of our CHEERS Video and e-Mall apps were approximately 49.8 million and 4.6 million, growing 9% and 53% respectively as compared to the same period in 2022. The average MAU of the CheerReal app was approximately 1.2 million.

RPR. We track RPR to analyze the effectiveness of our marketing as well as customers retention, which is vital to our e-Mall. RPR is calculated as the percentage of our customers who have placed more than one order within a certain period of time. For the 180 days period during the first half of 2023, our CHEERS e-Mall RPR was approximately 39%.

DTS. We measure DTS as an additional metric to evaluate the attractiveness of our video content and stickiness of users. The average DTS using our CHEERS Video during first half 2023 was approximately 51 minutes.

First Half 2023 Financial Results

Revenues in the first half year of 2023 were US$67.4 million compared to US$69.9 million in the same period of 2022, representing a decrease of US$2.5 million, or 3.57% from US$69.9 million for the six months ended June 30, 2022.

Total operating expenses in the first half year of 2023 were US$58.7 million, compared to US$59.4 million in the same period of 2022.

●	Cost of revenues were US$16.9 million and US$14.6 million for the first half year of 2023 and 2022. The increase in cost of revenues was primarily driven by the increase in production cost. The Company believes higher production cost would improve product contents with higher quality, which would in turn contribute to our reputation in the industry and attract more customers.

●	Sales and marketing expenses were US$38.9 million and US$42.5 million for the first half year of 2023 and 2022, mainly due to a decrease in other miscellaneous expenses incurred by sales persons because the Company emphasized cost savings.

●	General and administrative expenses in the first half year of 2023 increased by 24.9% to US$2.3 million from US$1.8 million in the same period of 2022, which is mainly attributable to an increase in salary and welfare expenses because of an increase in headcount in our administrative department.

●	Research and development expenses were US$0.6 million and US$0.5 million for the first half year of 2023 and 2022, respectively.

Income from operations in the first half year of 2023 was US$8.7 million, compared to US$10.5 million in the same period of 2022.

Net income were US$8.8 million and US$10.6 million, respectively, for the six months ended June 30, 2023 and 2022.

Basic and diluted earnings per share in the first half year of 2023 were US$0.12 and US$0.12, respectively, compared to US$0.16 and US$0.16, respectively, in the same period of 2022.

Net cash provided by operating activities in the first half year of 2023 was US$27.2 million, compared to net cash used in operating activities of US$30.6 million in the same period of 2022.

As of June 30, 2023, the Company had cash and cash equivalents of US$152.4 million, compared to US$70.5 million as of December 31, 2022.

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About Glory Star

As a preeminent provider of next-generation mobile internet infrastructure services in China, Glory Star is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Glory Star’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Glory Star’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

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GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$152,441	$70,482
Accounts receivable, net	67,159	98,034
Prepayment and other current assets	27,378	15,329
Total current assets	246,978	183,845

Non-current assets:
Property, plant and equipment, net	115	160
Intangible assets, net	18,026	20,297
Deferred tax assets	64	103
Unamortized produced content, net	528	807
Right-of-use assets	593	750
Prepayment and other non-current assets, net	-	1
Total non-current assets	19,326	22,118
TOTAL ASSETS	$266,304	$205,963

Liabilities and Equity
Current liabilities:
Short-term bank loans	$2,856	$4,421
Accounts payable	4,992	6,405
Advances from customers	126	147
Due to a related party	1,000	-
Accrued liabilities and other payables	2,203	2,632
Other taxes payable	21,703	19,090
Lease liabilities current	368	208
Total current liabilities	33,248	32,903

Lease liabilities non-current	191	471
Warrant liability	7	86
Total non-current liabilities	198	557
TOTAL LIABILITIES	$33,446	$33,460

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 authorized; none issued and outstanding)	$-	$-
Ordinary shares (par value of $0.0001 per share; 200,000,000 shares authorized as of June 30, 2023 and December 31,2022; 92,317,950 shares and 68,124,402 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	$9	$7
Additional paid-in capital	87,470	27,009
Statutory reserve	1,411	1,411
Retained earnings	159,432	150,685
Accumulated other comprehensive loss	(15,539)	(6,684)
TOTAL GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED SHAREHOLDERS’ EQUITY	232,783	172,428
Non-controlling interest	75	75
TOTAL EQUITY	232,858	172,503

TOTAL LIABILITIES AND EQUITY	$266,304	$205,963

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GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2023	2022

Revenues	$67,435	$69,933

Operating expenses:
Cost of revenues	(16,946)	(14,580)
Selling and marketing	(38,870)	(42,502)
General and administrative	(2,266)	(1,814)
Research and development	(641)	(532)
Total operating expenses	(58,723)	(59,428)

Income from operations	8,712	10,505

Other (expenses) income:
Interest income (expense), net	32	(60)
Change in fair value of warrant liability	79	2
Other income, net	13	144
Total other income	124	86

Income before income tax	8,836	10,591

Income tax (expenses) benefits	(37)	46
Net income	8,799	10,637

Less: net gain (loss) attributable to non-controlling interest	52	(170)
Net income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$8,747	$10,807

Other comprehensive loss
Unrealized foreign currency translation loss	(8,907)	(7,620)
Comprehensive (loss) income	(108)	3,017
Less: comprehensive loss attributable to non-controlling interests	-	(360)
Comprehensive (loss) income attributable to Glory Star New Media Group Holdings Limited’s shareholders	$(108)	$3,337

Earnings per ordinary share
Basic and Diluted	$0.12	$0.16

Weighted average shares used in calculating earnings per ordinary share
Basic and Diluted	75,075,035	68,123,330

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GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Six Months Ended June 30,
	2023	2022

Net cash provided by (used in) operating activities	27,179	(30,627)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4)	(28)
Loans made to a third party	(58)	-
Prepayments for acquisition of intangible assets	-	(355)
Net cash used in investing activities	(62)	(383)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares in connection with a private placement	60,000	-
Proceeds from bank loans	2,598	5,398
Repayments of bank loans	(4,041)	(4,473)
Payment of loan origination fees	(11)	(83)
Borrowings from a related party	1,000	-
Contribution from shareholders	463	-
Net cash provided by financing activities	60,009	842

Effect of exchange rate changes	(5,167)	(2,357)

Net increase (decrease) in cash and cash equivalents	81,959	(32,525)
Cash and cash equivalents, at beginning of period	70,482	77,302
Cash and cash equivalents, at end of period	$152,441	44,777

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$77	$136
Amortization of right of use assets	$133	$209
Accretion of lease liabilities	$69	$24
Change in fair value of warrant liabilities	$(79)	$(2)

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